UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Peng Jin

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE

13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment Investment Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,666,667
	8	Shared voting power
	9	Sole dispositive voting power 19,666,667
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 19,666,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 55.7%(1)
14	Type of reporting person* CO

(1)	Percentage calculated based on 35,290,107 shares of the issued and outstanding common stock of Cinedigm Corp. as of November 6, 2017 as provided by the Issuer.

SCHEDULE

13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment and Media Group
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,666,667
	8	Shared voting power
	9	Sole dispositive voting power 19,666,667
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 19,666,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 55.7%(1)
14	Type of reporting person* CO

(1)	Percentage calculated based on 35,290,107 shares of the issued and outstanding common stock of Cinedigm Corp. as of November 6, 2017 as provided by the Issuer.

SCHEDULE

13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Holding Company Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,666,667
	8	Shared voting power
	9	Sole dispositive voting power 19,666,667
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 19,666,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 55.7%(1)
14	Type of reporting person* CO

(1)	Percentage calculated based on 35,290,107 shares of the issued and outstanding common stock of Cinedigm Corp. as of November 6, 2017 as provided by the Issuer.

SCHEDULE

13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fengyun Jiang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 19,666,667
	9	Sole dispositive voting power
	10	Shared dispositive power 19,666,667
11	Aggregate amount beneficially owned by each reporting person 19,666,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 55.7%(1)
14	Type of reporting person* IN

(1)	Percentage calculated based on 35,290,107 shares of the issued and outstanding common stock of Cinedigm Corp. as of November 6, 2017 as provided by the Issuer.

SCHEDULE

13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peixin Xu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization P.R. China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,666,667
	8	Shared voting power
	9	Sole dispositive voting power 19,666,667
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 19,666,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 55.7%(1)
14	Type of reporting person* IN

(1)	Percentage calculated based on 35,290,107 shares of the issued and outstanding common stock of Cinedigm Corp. as of November 6, 2017 as provided by the Issuer.

SCHEDULE

13D

CUSIP No. 172406209

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Cinedigm Corp. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 45 West 36th Street, 7th Floor, New York, New York 10018.

Item 2. Identity and Background.

(a) This statement is filed by Bison Entertainment Investment Limited (“BEIL”), Bison Entertainment and Media Group (“BEMG”), Bison Capital Holding Company Limited (“Bison Capital”), Ms. Fengyun Jiang and Mr. Peixin Xu (collectively, the “Reporting Persons”).

BEIL is holder of record of 19,666,667 shares of Class A Common Stock of the Company, representing approximately 55.7% of the Issuer’s outstanding common stock as of November 6, 2017. BEIL is a wholly-owned subsidiary of BEMG, which is wholly owned by Bison Capital. Ms. Jiang is the designated holder of 100% ownership of Bison Capital on behalf of Mr. Xu and therefore beneficially holds approximately 55.7% of the Issuer’s outstanding common stock as of November 6, 2017 through Bison Capital’s ownership of BEIL. Mr. Xu, being Ms. Jiang’s husband and the founder and controller of Bison Capital, indirectly beneficially holds approximately 55.7% of the Issuer’s outstanding common stock as of November 6, 2017.

To the knowledge of the Reporting Persons, the name, business address, present principal occupation, and citizenship of each of the directors and executive officers of BEIL, BEMG and Bison Capital are set forth on Schedule A hereto and incorporated herein by reference.

(b) The address of the principal business and principal office of each of BEIL and BEMG is Unit 1501-2 15F Sino Plaza, 255 Gloucester Road, Causeway Bay, Hong Kong. The address of the principal business and principal office of Bison Capital is 609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016. The residential address of Mr. Xu and Ms. Jiang is Flat 302, Unit 2, Building 11, Qinshuiyuan, Tianxiu Garden, Haidian District, Beijing, China, 100016.

(c) Bison Capital is an alternative investment firm, focusing on investment opportunities in the media and entertainment, financial service and healthcare industries. Bison Capital generally invests in the media and entertainment sectors through its wholly owned subsidiary, BEMG. BEIL is a special purpose vehicle created for the investment in the Issuer. Mr. Xu is a director of BEIL, BEMG, Bison Capital, and the Issuer.

(d) During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons) and the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons) and the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) BEIL is a British Virgin Islands company. Each of BEMG and Bison Capital is a Cayman Islands company. Mr. Xu is a citizen of P.R. China. Ms. Jiang is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

On November 1, 2017, the Issuer and BEIL consummated the transactions pursuant to the Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of June 29, 2017, by and between the Company and BEIL. Accordingly, BEIL acquired 19,666,667 shares of the Company’s Class A Common Stock for a purchase price of $29,500,000 pursuant to the Stock Purchase Agreement. The source of the purchase price was the working capital of BEIL.

SCHEDULE

13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

The responses to Item 3, Item 5 and Item 6 of this Statement are incorporated herein by reference.

In connection with the closing of the transaction contemplated in the Stock Purchase Agreement, on November 1, 2017, the Issuer issued 333,333 shares of Class A Common Stock to Christopher J. McGurk, the Issuer’s Chief Executive Officer, for an aggregate purchase price of $500,000 pursuant to the Stock Purchase Agreement dated as of November 1, 2017 by and between the Issuer and Mr. McGurk. Mr. McGurk’s purchase price was paid by the cancellation of second lien notes previously issued to Mr. McGurk pursuant to the Second Lien Loan Agreement, dated as of July 14, 2016, by and between the Company, certain Lenders (as defined therein), and Cortland Capital Market Services LLC, as Agent, as amended (the “Loan Agreement”).

In connection with the closing of the transaction contemplated in the Stock Purchase Agreement, on November 1, 2017, the Issuer has also completed the transactions contemplated by the exchange agreements dated July 10, 2017 (the “Exchange Agreements”), among the Issuer and holders representing approximately 99% by principal amount of the Issuer’s then outstanding 5.5% Convertible Senior Notes due 2035 (the “Notes”), exchanging a combination of cash and shares of Class A Common Stock for the outstanding $46,256,000 principal amount of Notes held by such holders, which were retired (the “Notes Exchange”). In total under the Exchange Agreements, $48,229,000 principal amount of Notes were surrendered for retirement in exchange for aggregate cash payments of $17,131,841.26, plus accrued and unpaid interest on such Notes at the time of exchange, 3,536,783 shares of Class A Common Stock and $1,462,000 principal amount of second lien notes issued pursuant to the Loan Agreement.

On October 31, 2017, the Issuer filed a Fifth Amended and Restated Certificate of Incorporation, pursuant to which (i) the number of shares of Class A Common Stock authorized for issuance was increased to 60,000,000 shares, (ii) share transfer restrictions under Article Fourth were eliminated and (iii) two inactive classes of capital stock, the Class B common stock and the Series B Junior Participating preferred stock, were eliminated.

Effective as of the closing of the transaction contemplated in the Stock Purchase Agreement, on November 1, 2017, the number of directors of the Board of Directors of the Issuer (the “Board”) was increased from five (5) to seven (7), and the Board appointed Mr. Peixin Xu and Mr. Peng Jin, designated by BEIL to fill the vacancies created and to serve as directors on the Board.

Mr. Xu, 46, founded Bison Capital, an investment company with a focus on the media and entertainment, healthcare and financial service industries, in 2014 and has been serving as a partner and director since then. From 2013 to present, Mr. Xu has been serving on the board of directors of Airmedia Group (Nasdaq: AMCN). Mr. Xu received a Bachelor’s degree in Business Administration from Tianjin University of Commerce of People’s Republic of China.

Mr. Jin, 41, has been a managing partner of Bison Capital since August 2014, and a director since March 2017. From 2008 to 2014, Mr. Jin served as a partner of Keystone Ventures. Mr. Jin received a Bachelor’s degree in Finance of Information Systems from New York University, Stern School of Business.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Class A Common Stock beneficially or directly owned by the Reporting Persons is based upon a total of 35,290,107 shares of common stock outstanding as of November 6, 2017 as provided by the Issuer, given effect of the close of the transactions contemplated under the Stock Purchase Agreement. The Reporting Persons own or may be deemed to beneficially own 19,666,667 shares of Class A Common Stock, representing approximately 55.7% of the issued and outstanding common stock of the Company as of November 6, 2017.

SCHEDULE

13D

CUSIP No. 172406209

(b) Each of BEIL, BEMG, Bison Capital and Mr. Peixin Xu has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 19,666,667 shares of Class A Common Stock. Ms. Fengyun Jiang, as the designated beneficial holder of such shares by Mr. Peixin Xu, has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 19,666,667 shares of Class A Common Stock.

(c) Other than as described herein, none of the Reporting Persons has effected any transaction in Class A Common Stock during the 60 days preceding the date of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 29, 2017, BEIL and the Issuer entered into the Stock Purchase Agreement, pursuant to which BEIL acquired ownership, and other Reporting Persons acquired beneficial ownership, of 19,666,667 shares of Class A Common Stock as described in Item 3. The description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 11, 2017 (and is incorporated by reference herein as Exhibit 99.1).

On November 1, 2017, the Issuer and certain security holders including BEIL entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on November 6, 2017 (and is incorporated by reference herein as Exhibit 99.2).

On November 1, 2017, the Issuer also entered into separate voting agreements with certain holders of Class A Common Stock, consisting primarily of members of the Issuer’s Board of Directors and management (the “Voting Agreements”), pursuant to which each such holder agreed to vote shares of Class A Common Stock owned or controlled by such holder in favor of BEIL’s designees to the Board of Directors in future elections, among other things, subject to the terms thereof. The summary of the Voting Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on November 6, 2017 (and is incorporated by reference herein as Exhibit 99.3).

SCHEDULE

13D

CUSIP No. 172406209

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Stock Purchase Agreement, dated as of June 29, 2017, between the Issuer and Bison Entertainment Investment Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 11, 2017).

99.2	Registration Rights Agreement, dated as of November 1, 2017, among the Issuer, Bison Entertainment Investment Limited and Christopher and Jamie McGurk Living Trust (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 6, 2017).

99.3	Form of Voting Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 6, 2017).

SCHEDULE

13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2017

Bison Entertainment Investment Limited

By:	/s/ Peixin Xu
Name: Peixin Xu
Title: President and Director

Bison Entertainment and Media Group

By:	/s/ Peixin Xu
Name: Peixin Xu
Title: Director

Bison Capital Holding Company Limited

By:	/s/ Peixin Xu
Name: Peixin Xu
Title: Director

/s/ Peixin Xu
Peixin Xu

/s/ Fengyun Jiang
Fengyun Jiang*

*	The Reporting Person disclaims beneficial ownership of the Class A Common Stock except to the extent of her pecuniary interest therein.

SCHEDULE

13D

CUSIP No. 172406209

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following is a list of the executive officers and directors of BEIL, BEMG and Bison Capital setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors and Executive Officers

Name	Principal Occupation or Employment	Principal Business Address	Citizenship

BEIL

Peixin Xu	Director and President	Unit 1501-2 15F Sino Plaza, 255 Gloucester Road, Causeway Bay, Hong Kong	People’s Republic of China

BEMG

Peixin Xu	Director	Unit 1501-2 15F Sino Plaza, 255 Gloucester Road, Causeway Bay, Hong Kong	People’s Republic of China

Bison Capital

Peixin Xu	Director	609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016	People’s Republic of China

Peng Jin	Director	609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016	People’s Republic of China

Lei Sun	Director	609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016	People’s Republic of China